Exhibit 99.2

Notice to Owners of Ordinary Shares

Brainsway Ltd.

Proxy Card

Owners of record on October 8, 2024 (the “Record Date”) of Ordinary Shares of Brainsway Ltd. (the “Company”) are hereby notified of an upcoming extraordinary general meeting of the Company to be held on November 5, 2024 in Israel (the “Extraordinary Meeting”).

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote through the proxy card by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than November 3, 2024, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than November 3, 2024, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at Extraordinary Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Extraordinary Meeting (i.e., 9:00 a.m. Israel time on November 5, 2024). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your shares.

If you have any questions, need assistance in voting, or need additional material, please contact our general counsel and company secretary by e-mail: mklein@brainsway.com

Brainsway Ltd.

Dated: October 1, 2024

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EXTRAORDINARY GENERAL MEETING OF

BRAINSWAY LTD.

TO:       Brainsway Ltd.

Fax Number: +972-2-581-2517

Email: mklein@brainsway.com

Telephone Number: +972-2-647-6003

Extraordinary General Meeting to be held on November 5, 2024

FROM: __________________________________________________________________

Company/Individual Name

SIGNATURE: _______________________________________________________________

Authorized Signatory Name, Signature

CONTACT INFO: ____________________________________________________________

Telephone Number/ E-mail Address

TOTAL NUMBER ORDINARY SHARES

HELD AS OF OCTOBER 8, 2024, (all of them being voted):

__________________________________

DATE: ________________________

Brainsway Ltd.

Extraordinary General Meeting

November 5, 2024

The above-noted holder of Ordinary Shares of Brainsway Ltd. (the “Company”) hereby requests and instructs Mr. Ami Boehm, Chairman of the Board, to endeavor insofar as practicable, to vote or cause to be voted the number of Ordinary Shares held as of close of business on October 8, 2024 at the Extraordinary General Meeting of the Company to be held in Israel on November 5, 2024 at 3:00p.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED (AFTER COMPLETION) BY 11:00A.M. ISRAEL TIME ON NOVEMBER 3, 2024 (OR IF VOTED ELECTRONICALLY BY 9:00A.M. ISRAEL TIME ON NOVEMBER 5, 2024) IN ORDER TO BE VALID

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EXTRAORDINARY GENERAL MEETING OF

BRAINSWAY LTD.

1. RESOLVED, that the following matters provided for under the Securities Purchase Agreement, dated September 29, 2024, by and between the Company and Valor, be and hereby are, approved in all respects:

(i) the issuance of 2,103,745 ADSs, with each ADS representing 2 Ordinary Shares of the Company to Valor, and the issuance of the Warrant to purchase an additional 1,500,000 ADSs, with each ADS representing 2 Ordinary Shares of the Company to Valor; (ii) that the Articles of Association of the Company be amended to provide Valor the right to designate for nomination member(s) to the board of directors of the Company and to reduce the maximum number of directors to eight, and the amended articles of association of the Company shall be in the form attached to the proxy statement as Exhibit A; and (iii) that Mr. Shulkin be appointed as a member to the Board of Directors of the Company until the next annual general meeting of the Company.”

[  ] FOR                      [  ] AGAINST                      [  ] ABSTAIN

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